15025923

SECURITIES AND EXCHANGE COMMISSION

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Public

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 50831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 Hilton Avenue Suite 101
(No. and Street)

Garden City (City) NY (State) 11530 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr. CPA
(Name – *if individual, state last, first, middle name*)

15565 (Address) Northland Dr Suite 508 (City) WestSouthfield (State) MI 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

DEAN SCHILDKRAUT
Notary Public, State of New York
No. 30-4850032
Qualified in Nassau County
Commission Expires Jan. 20, 20 18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Morgan Wilshire Securities, Inc.
960 Franklin Avenue Floor 2
Garden City , NY 11530-2946

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Morgan Wilshire Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Morgan Wilshire Securities, Inc. financial statements. The Net Capital Computation is the responsibility of Morgan Wilshire Securities, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

10:58 AM
01/21/15
Accrual Basis

MORGAN WILSHIRE SECURITIES, INC
Balance Sheet
As of December 31, 2014

				Dec 31, 14
ASSETS				
Current Assets				
Checking/Savings				
1001 · First Nat Bank LI Accounts				
Fst Nat LI Payroll 308			(63.93)	
Fst Nat of LI Oper Acct 290			27,682.30	
Total 1001 · First Nat Bank LI Accounts				27,618.37
1002 · RBC Accounts				
RBC Dep Acct 99800			50,000.00	
RBC Dep Acct 99805			25,000.00	
Total 1002 · RBC Accounts				75,000.00
1003 · Away Accounts				
Janney Mont			110,239.40	
TD Ameritrade			1,300.23	
Total 1003 · Away Accounts				111,539.63
1026 · Prop Accounts				
1026.2 · Securities-at cost			8,167.28	
1026.3 · Unrealized G/L			(2,882.28)	
Total 1026 · Prop Accounts				5,285.00
Total Checking/Savings				219,443.00
Accounts Receivable				
735 · Other Asset Focus Line 735				
1035 · Customer Debit Balances			23,303.33	
Total 735 · Other Asset Focus Line 735				23,303.33
Total Accounts Receivable				23,303.33
Other Current Assets				
295 · Clearnce Act FCS Line 295				
1210 · RBC Payout Accout			333,972.42	
Total 295 · Clearnce Act FCS Line 295				333,972.42
Total Other Current Assets				333,972.42
Total Current Assets				576,718.75
TOTAL ASSETS				576,718.75
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Payable Non-Cust FCS Line 1155				
2025 · Payroll Payable			271,141.98	
2101 · Payroll Liabilities			11,839.35	
Total Payable Non-Cust FCS Line 1155				282,981.33
1205 · Acts pybl accr othr FCS Ln 1205				
AWC ending 301			7,750.00	
CRD Payable			88.15	
Trading Accounts Debits RBC			8,167.28	
1840 · FINRA Arb fees due MTRCS			9,980.45	
1850 · Accrued Expenses				
1850.01 · LightPath		8,201.57		
1850.03 · QUODD		888.50		
1850.04 · Accounting Exp				
LBOM	1,548.00			
Total 1850.04 · Accounting Exp		1,548.00		

10:58 AM
01/21/15
Accrual Basis

MORGAN WILSHIRE SECURITIES, INC
Balance Sheet
As of December 31, 2014

		Dec 31, 14
1850.05 · Nasdaq OMX	2,262.42	
1850.06 · KCG	271.57	
1850.07 · TRACE	422.31	
1850.08 · FedEx	3,087.18	
1850.09 · PSEG	770.25	
1850.10 · Cablevision Optimum	90.00	
1850.11 · State Ins Fund	16.00	
1850.13 · Hartford Wks Comp	815.32	
1850.14 · OneSecure	864.00	
1850.15 · NYSE	1,229.00	
1850.16 · ATT Toll Free Service	45.92	
1850.18 · STC	564.84	
1850.20 · J&B Copiers	945.04	
1850.21 · Gallery Collection	238.54	
Total 1850 · Accrued Expenses		22,260.46
1851 · Accrued Legal Expenses		8,854.93
1875.13 · FINRA Gross Inc Asses 2013		1,557.40
1875.14 · FINRA Gross Inc Asses 2014		6,300.00
1895 · Churilla Settlement		500.00
1900 · Credit Cards Payable		
1900.02 · Amex EMS MF 95000 96008	11,991.15	
1900.03 · FIA MF 1296	553.01	
1900.04 · FIA PM 5706	1,259.63	
1900.05 · 1st Nat Visa MF 9299	265.34	
Total 1900 · Credit Cards Payable		14,069.13
2210 · Unsecured Customer Debits		23,303.33
2302 · Audit Settlement 601		2,166.34
2500 · Accrued SIPC Payable		3,764.84
Total 1205 · Acts pybl accr othr FCS Ln 1205		108,762.31
Total Other Current Liabilities		391,743.64
Total Current Liabilities		391,743.64
Total Liabilities		391,743.64
Equity		
3300 · Capital Stock		28.50
3400 · Additional Paid in Capital		1,172,779.58
3500 · Distributions		(404,500.00)
3900 · Retained Earnings		(895,793.10)
Net Income		312,460.13
Total Equity		184,975.11
TOTAL LIABILITIES & EQUITY		576,718.75